TDC's long term debt rating on review for possible downgrade by Moody's

COPENHAGEN, Feb. 28, 2003 (PRIMEZONE) -- TDC's (NYSE:TLD) A3 credit rating with Moody's has been placed on review for possible downgrade. The P2 short-term rating was affirmed.

Moody's states that: "the rating review has been prompted by Moody's concern regarding a significant weakening of TDC's domestic land line operations during 2002 and the expectation that the environment will be challenging in 2003."

TDC issued an Outlook for 2003 for TDC Group as well as TDC Solutions, the Danish landline operation, on February 26, 2003. The TDC Group 2003 Outlook for net revenues is DKK 52.6bn, up 2.8% compared with 2002 and for EBITDA the 2003 Outlook is DKK 14.8bn, up 3.4%. For TDC Solutions the 2003 Outlook for net revenues is DKK 19.5bn, up 0.5% and for EBITDA the 2003 Outlook is DKK 5.7bn, a reduction of 1.4% compared with 2002.

"TDC's net debt at the beginning of 2002 was DKK 34.6bn. Due to a significant improvement in cash flow, the net debt by end of 2002 was DKK 25.6bn. Even after the recent acquisition of the minority shares in TDC Switzerland, the net debt do not exceed the level from the beginning of 2002" says Hans Munk Nielsen, CFO, TDC Group.

For further information please contact TDC Investor Relations at +45 3343 7680. www.tdc.com